Exhibit 99.9

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS(to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)[i]

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		Rio Tinto plc
1b. Please indicate if the issuer is a non-UK issuer(please mark with an “X” if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an “X”)
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights				X
Other (please specify)iii:Passive crossing arising from a reduction in Rio Tinto plc share capital as a result of share buyback programme.				X
3. Details of person subject to the notification obligationiv
Name		Shining Prospect PTE.LTD.
City and country of registered office (if applicable)		Singapore
4. Full name of shareholder(s) (if different from 3.)[v]
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reachedvi:		18th October 2018
6. Date on which issuer notified (DD/MM/YYYY):		7th December 2018
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	14.02%	0	14.02%	1,303,903,922
Position of previous notification (if applicable)	13.1%	0	13.1%

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8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rightsix			% of voting rights
		Direct (Art 9 of Directive 2004/109/EC)(DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB-000718875-7		182,550,329		14.02%

SUBTOTAL 8. A	182,550,329			14.02%

B 1:Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Periodxi		Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

		SUBTOTAL8. B1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Period[x][i]	Physical or cash settlementxii	Number of voting rights	% of voting rights

			SUBTOTAL 8.B.2

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9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”)

Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv(please add additional rows as necessary)

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi

Place of completion
Date of completion

LEI: 213800YOEO5OQ72G2R82

Classification: 2.3: Major shareholding notifications

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